FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2012

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F	____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	____	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	____	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS

Item

1	Translation of letter to the National Securities Commission dated April 16, 2012

Note I/YPF No. 7/2012

Buenos Aires, April 16, 2012

Messrs
National Securities Commission

Dear Sirs:

I am pleased to address to the National Securities Commission in order to comply with Section 2, Chapter XXI, of the National Securities Commission Regulation.

In this sense, it is informed that on the date hereof, the Company has been notified, through a notarial certification, of Decree No. 530/12 of the National Executive Power, which provides for the temporary intervention of YPF S.A. for a period of thirty (30) days, with the aim of securing the continuity of its business, the preservation of its assets and capital, fuel provision and the satisfaction of the country’s needs, and guaranteeing that the goals of the legislative initiative undertaken today by said Executive Power, which seeks that the 51% of the Class D Shares owned by Repsol YPF S.A., its controlled or controlling entities, be declared of public interest and subject to expropriation, are met.

In addition, in the decree referred to above, the signatory hereof was appointed interventor of YPF S.A.

Please find attached a copy of the notarial certification and Decree No. 530/2012 referred to above.

Yours faithfully,

Architect Julio M. DE VIDO
Interventor, Decree No. 530/12

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: April 17, 2012	By:	/s/ Julio M. DE VIDO
	Name:	Julio M. DE VIDO
	Title:	Interventor